UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 12b-25
NOTIFICATION OF LATE FILING

SEC File Number — 0-18596
CUSIP Number — 028-60R-105

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ X ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: March 31, 2007

[_]	Transition Report on Form 10-K
[_]	Transition Report on Form 20-F
[_]	Transition Report on Form 11-K
[_]	Transition Report on Form 10-Q
[_]	Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the Item(a) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Full Name of Registrant
American Natural Energy Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number)
6100 South Yale — Suite 300
City, State and Zip Code
Tulsa, Oklahoma 74136
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12B-25(b), the following should be completed. (Check box if appropriate):
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Because of the Company’s severe current liquidity problem and shortage of working capital, it has not paid in full the independent registered public accounting firm amounts due for the audit of its financial statements included in its Form 10-KSB for the year ended December 31, 2005 and the reviews of the interim financial statements included in Form 10-QSBs for each of the first two quarters of 2006. The Company has been advised that its inability to pay the independent registered public accounting firm’s fees may impair the independence of the independent registered public accounting firm. Therefore, the Company has been unable to have its independent registered public accounting firm commence the audit of its financial statements for the year ended December 31, 2006. Until such time as the Company is able to have its independent registered public accounting firm complete an audit of its 2006 annual financial statements, the Company will be unable to file its annual report of Form 10-KSB which is required to include, among other items, financial statements for the year ended December 31, 2006 audited by an independent registered public accounting firm. The Company’s condensed audited balance sheet for the year ended December 31, 2006 is required to be included in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 and certain of the other financial and other information contained in that quarterly report is based upon and developed from the audited December 31, 2006 financial statements. The Company is currently seeking to raise the funds necessary to have its independent registered public accounting firm audit its financial statements for the year ended December 31, 2006 and for other purposes. No assurance can be given as to when such funds can be raised, the terms of any transaction whereby the funds may be raised or when, if ever, that an audit can be completed. As a result, the Company has not filed its Annual Report on Form 10-KSB for the year ended December 31, 2006 and does not anticipate the filing of its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 on or before the expiration of the fifth calendar day following its prescribed due date.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven P. Ensz	918	481-1440

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [ ] Yes [X] No
           If the answer is no, identify report(s).

     As is described above in Part III, the Company has not filed its Annual Report on Form 10-KSB for the year ended December 31, 2006.
     In addition, as previously disclosed in the Company’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006, the Company filed that Report without obtaining the review of those financial statements as required by Item 310(b) of Regulation S-B. That Item requires that interim financial statements included in quarterly reports on Form 10-QSB must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards as may be modified or supplemented by the Public Company Accounting Oversight Board. Accordingly, the Company’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006 is deficient in that regard.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
American Natural Energy Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2007	By:	/s/ Steven P. Ensz
Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T.

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